SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 3
Under the Securities Exchange Act of 1934

China Cablecom Holdings, Ltd.
(Name of Issuer)

Ordinary Shares, $.0005 par value
(Title of Class of Securities)

G21176105
(CUSIP Number)

Craig Samuels
13990 Rancho Dorado Bend
San Diego, California 92130
(858) 755-1887
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia  22102
Attention:  Mark Wishner
Telephone:  (703) 749-1352

October 23, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Craig Samuels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7	SOLE VOTING POWER

		441,815(1)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		441,815(1)
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441,815(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%(2)
14	TYPE OF REPORTING PERSON

IN
(1)           Consists of 441,815 shares of ordinary stock issuable upon the exercise of warrants.
(2)           Based on 9,153,071 shares of ordinary stock outstanding as of December 31, 2008, based on the Issuer’s Form S-1, filed with the Securities and Exchange Commission on July 15, 2009.

Page 2 of 4 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 (this “Amendment”), relates to the Schedule 13D filed by Craig Samuels with the Securities and Exchange Commission on February 13, 2009, as amended by Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on August 11, 2009 and Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on August 11, 2009, relating to ordinary shares, par value $.0005 per share, of China Cablecom Holdings, Ltd. (the “Issuer”). This Amendment is being filed on behalf of Craig Samuels (the “Reporting Person”).

Item 5.	Interest in Securities of the Issuer.

(a) and (b)    As of the date of this Amendment, the Reporting Person is the beneficial owner of 441,815 shares of the ordinary stock of the Issuer, which represents approximately 4.6% of the Ordinary Stock outstanding as of December 31, 2008, according to the Form 20-F filed by the Issuer on July 15, 2009, as increased by the number of Warrants exercisable by the Reporting Person.  The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 441,815 shares of such ordinary stock.

Set forth below are the transactions that have taken place in the last 60 days involving the Reporting Person and the Issuer’s securities:

Date	Number of Shares and Warrants Sold	Sales Price per Share/Warrant
August 10, 2009	23,000 shares	.501
August 12, 2009	155 shares	.50
August 12, 2009	56,845 shares	.41
August 13, 2009	13,200 shares	.45
August 14, 2009	10,000 shares	.45
August 17, 2009	56,743 shares	.41
August 18, 2009	10,853 shares	.40
August 19, 2009	21,947 shares	.40
August 20, 2009	57,527 shares	.40
September 21, 2009	29,400 warrants	.16
October 9, 2009	7,903 warrants	.10
October 16, 2009	25,000 warrants	.092
October 19, 2009	100,000 warrants	.08
October 20, 2009	10,900 warrants	.09
October 23, 2009	124,182 warrants	.071

(e)          The Reporting Person ceased to be the beneficial owner of more than five percent of any class of the Issuer’s securities on October 23, 2009.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2010
CRAIG SAMUELS

By:	/s/ Craig Samuels
Name:	Craig Samuels

Page 4 of 4 Pages